UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Vineyard National Bancorp

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

927426106

(CUSIP Number)

Jon Salmanson

Norman Morales

c/o Northwest Securities

100 Wall Street – 8th Floor

New York, NY 10005

(212) 607 - 5412

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 927426106	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jon Salmanson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 107,248
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 107,248
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 997,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Norman Morales
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 321,292
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 321,292
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 997,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) One Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Iowa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 257,500
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 257,500
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 997,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Douglas M. Kratz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 272,500
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 272,500
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 997,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Perry B. Hansen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 257,500
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 257,500
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 997,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lester Strong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 34,898
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 34,898
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 997,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas Koss II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,000
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 1,000
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 997,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cynthia Harriss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,000
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 1,000
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 997,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Glen Terry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,000
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 1,000
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 997,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harice Ogle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,485
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 3,485
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 997,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This statement relates to the common stock, no par value (“Common Stock”), of Vineyard National Bancorp, a California corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1260 Corona Pointe Court, Corona, California, 92879.

Item 2. Identity and Background.

This statement is being filed by:

(i) Norman Morales, whose principal office is located at 34 Black Hawk, Irvine, CA 92603. Mr. Morales previously served as director, President and Chief Executive Officer of the Issuer and the Issuer’s bank subsidiary, Vineyard Bank (the “Bank”) from October 2000 until January 2008. Mr. Morales previously served as Executive Vice President/Chief Operating Officer and Chief Credit Officer of Cedars Bank in Los Angeles from 1999 through 2000.

(ii) Jon Salmanson whose principal office is located at c/o Northwest Securities; 100 Wall Street – 8th Floor; New York, NY 10005. Mr. Salmanson is a licensed broker at Northeast Securities in New York City, where he has worked since 2001.

(iii) Douglas M. Kratz, whose principal office is located at 852 Middle Road, Space #205, Bettendorf, Iowa 52722. Mr. Kratz currently serves as Chairman and Chief Executive Officer of Opportunity Bancshares, Inc., Bettendorf, Iowa and Vice Chairman of its wholly owned subsidiary, Opportunity Bank, N.A., Richardson, Texas. Mr. Kratz also serves as Chairman of National Bancshares, Inc., Bettendorf, Iowa, and a director of its wholly owned subsidiary, THE National Bank. He is also a principal investor in various privately held non-financial services related companies;

(iv) Perry B. Hansen, whose principal office is located at 852 Middle Road, Space #205, Bettendorf, Iowa 52722. Mr. Hansen currently serves as Chairman of Opportunity Bank, N.A., Richardson, Texas and President and director Opportunity Bancshares, Inc., Bettendorf, Iowa, parent company of Opportunity Bank, N.A. Mr. Hansen also serves as Chairman of THE National Bank, Bettendorf, Iowa and director of National Bancshares, Inc., parent company of THE National Bank. Mr. Hansen also serves as a director of Merrill Merchants Bank, Bangor, Maine. He is also a principal investor in various privately held non-financial services related companies.; and

(v) One Investments, LLC, an Iowa limited liability company (“One Investments”). One Investments is an investment company formed and controlled by Mr. Kratz. Mr. Kratz owns 100% of the membership interest in One Investments and has sole investment decision with respect to all securities held by One Investments. One Investments’ principal place of business is at 852 Middle Road, Space #205, Bettendorf, Iowa 52722. Mr. Kratz and Hansen along with One Investment previously filed a Schedule 13D with respect to the Common Stock of the Issuer on February 22, 2008, which was amended on April 2, 2008 and May 1, 2008 (the

“Kratz-Hansen Schedule 13D”). This Schedule 13D shall serve to amend the previously filed Kratz-Hansen Schedule 13D.

(vi) Lester Strong, whose principal office is located at 2886 Lorencita Drive, Santa Maria, CA 93455. Mr. Strong is a retired aerospace executive who was with Lockheed Martin Corporation from 1982 until his retirement in April 2007.

(vii) Thomas Koss II, whose principal office is located at 3090 Pullman Street, Costa Mesa, CA 92626. Since 1989, Mr. Koss has been a Financial Executive of The Warmington Group, and its residential development affiliate Warmington Homes California, a very large private home builder headquartered in southern California. Mr. Koss is also a Director of BayHarbor Management Services, Inc. and its subsidiary Warmington Capital Partners, LLC, which are companies affiliated with the Warmington Group, affecting asset and property management of an $800 million diverse commercial real estate portfolio.

(viii) Cynthia Harriss, whose principal office is located at 668 North Coast Highway, Suite 310, Laguna Beach, CA 92651. Ms. Harriss is presently a private investor.

(ix) Glenn Terry, whose principal office is located at 2410 San Ramon Valley Blvd., Suite 115, San Ramon, CA 94583. Mr. Terry is a career banking executive, and is currently President and Chief Executive Officer of Tri-Valley Bank (San Ramon), which is a de novo community bank.

(x) Harice Ogle, whose principal office is located at 125 State Place, Escondido, CA 92029. Mr. Ogle has been a Senior Consulting Partner at The Ken Blanchard Companies since 1985.

Messrs. Salmanson, Morales, Kratz, Hansen, Strong, Koss, Terry and Ogle, Ms. Harriss and One Investments (collectively hereinafter to herein to the “Reporting Persons”) may be deemed to be a group with respect to the securities of the Issuer within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(d-e) During the last five years none of the Reporting Persons, nor any officer or member of One Investments (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is a citizen of the United States. One Investments is an Iowa limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the stock covered by this statement is $6,355,222. The Common Stock purchased by each Reporting Person was purchased with personal funds, or in the case of One Investments, with personal funds provided by Mr. Kratz.

Item 4. Purpose of Transaction.

Messrs. Salmanson and Morales, pursuant to a Preliminary Proxy Statement filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2008 and amended on June 23, 2008 (the “Preliminary Proxy Statement”), have proposed a slate of directors, including Messers. Morales, Kratz, Strong, Koss, Terry and Ogle and Ms. Harriss (the “Director Nominees”) for election to the board of directors of the Issuer. For more information regarding the Director Nominees, please see the Preliminary Proxy Statement.

As set forth in the Preliminary Proxy Statement, Messrs. Salmanson and Morales have provided a general outline of a strategic plan for the operation of the Issuer and its subsidiary bank for 2008 and 2009. Messrs. Salmanson and Morales have also submitted unsuccessful offers to compromise with the Issuer on a joint slate of directors.

In addition to agreeing to join the slate of directors proposed by Messrs. Salmanson and Morales in the Preliminary Proxy Statement, each of the Reporting Persons reserves the right in the future to (i) request representation on the board of directors (if not elected as part of the proposed slate of Director Nominees), (ii) solicit consents, or proxies, to be used at a regular or special meeting of the shareholders of the Issuer (iii) seek the removal and/or replacement of one or more members of senior management of the Issuer, (iv) initiate a tender offer for some or all of the Common Stock, (v) seek to cause the Issuer to enter into one or more significant business transactions, and/or (vi) develop other or additional plans or proposals which relate to, or are similar to, one or more of the foregoing.

Item 5. Interest in Securities of Issuer.

(a) As of the close of business on June 25, 2008, the Reporting Persons could be deemed collectively to own beneficially an aggregate of 997,223 shares of Common Stock, which would constitute approximately 9.8% of the 10,164,852 shares of Common Stock outstanding as of June 20, 2008 (the “Voting Record Date” disclosed in the Issuer’s Preliminary Proxy Statement filed with the SEC on June 23, 2008).

(b) Mr. Salmanson is the beneficial owner of 107,248 shares of Common Stock, which constituted approximately 1.0% of the Issuer’s outstanding Common Stock, and Mr. Salmanson has the sole power to vote and to dispose of these shares.

Mr. Morales is the beneficial owner of 321,292 shares of Common Stock, which constituted approximately 3.1% of the Issuer’s outstanding Common Stock, and Mr. Morales has the sole power to vote and to dispose of these shares.

Mr. Kratz is the beneficial owner of 272,500 shares of Common Stock (including 15,000 shares held personally and the 257,500 shares held by One Investments, LLC), all which constituted approximately 2.6% of the Issuer’s outstanding Common Stock. Mr. Kratz has the sole power to vote and to dispose of these shares.

One Investments is the beneficial owner of 257,500 shares of Common Stock, which constituted approximately 2.5% of the Issuer’s outstanding Common Stock. Mr. Kratz beneficially owns all of the shares of Common Stock held by One Investments and has the sole investment control of all securities held by One Investments. The shares of Common Stock held by One Investments are included in the total amount reported as beneficially owned by Mr. Kratz.

Mr. Hansen is the beneficial owner of 257,500 shares of Common Stock, which constituted approximately 2.5% of the Issuer’s outstanding Common Stock, and Mr. Hansen has the sole power to vote and to dispose of these shares.

Mr. Strong is the beneficial owner of 34,898 shares of Common Stock, which constituted Approximately 0.3% of the Issuer’s outstanding Common Stock, and Mr. Strong has the sole power to vote and to dispose of these shares.

Each of Messrs. Koss and Terry and Ms. Harris is the beneficial owners of 1,000 shares of Common Stock, each of which constituted less than 0.1% of the Issuer’s outstanding Common Stock, and each of Messrs. Koss and Terry and Ms. Harris has the sole power to vote and to dispose of their respective shares.

Mr. Ogle is the beneficial owner of 3,485 shares of Common Stock, which constituted Less than 0.1% of the Issuer’s outstanding Common Stock, and Mr. Ogle has the sole power to vote and to dispose of these shares.

Each of the Reporting Persons filing this Statement may decide, jointly or individually, to purchase additional shares of Common Stock. In addition the Reporting Persons, jointly or individually, may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws.

Each of the Reporting Persons disclaims beneficial ownership of the other Reporting Persons’ shares.

(c) Information with respect to transactions in the Common Stock effected by the Reporting Persons during the last sixty (60) days is set forth below:

Date:	Shares Acquired:	Price Per Share:	Where Transacted:	Reporting Person:
April 30, 2008	1,000	$5.70	Open Market	Terry

Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock.

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each of the Director Nominees has agreed with Messrs. Salmanson and Morales to (i) stand for election as a director of the Issuer in connection with their proposed slate of directors as provided in the Preliminary Proxy Statement, (ii) to be named in the Preliminary Proxy Statement and (iii) to serve as a director of the Company if elected. Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Exhibit A	Agreement Relating to the Filing of Joint Statements Pursuant to Rule 13d-1(k)

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2008

/s/ Jon Salmanson
Jon Salmanson
/s/ Norman Morales
Norman Morales

ONE INVESTMENTS, LLC.

By:	/s/ Douglas M. Kratz
Name:	Douglas M. Kratz
Its:	Chairman
/s/ Douglas M. Kratz
Douglas M. Kratz
/s/ Perry B. Hansen
Perry B. Hansen
/s/ Lester Strong
Lester Strong
/s/ Thomas Koss II
Thomas Koss II
/s/ Cynthia Harriss
Cynthia Harriss
/s/ Glen Terry
Glen Terry
/s/ Harice Ogle
Harice Ogle

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A TO SCHEDULE 13D

Agreement Relating to the Filing of Joint Statements Pursuant to Rule 13d-1(k)

Pursuant to Rule 13d-1(k)(1)(iii) of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, the undersigned agree that the Schedule 13D to which this Exhibit is attached is filed on their behalf in the capacities set out herein below.

Dated as of June 30, 2008.

/s/ Jon Salmanson
Jon Salmanson
/s/ Norman Morales
Norman Morales

ONE INVESTMENTS, LLC.

By:	/s/ Douglas M. Kratz
Name:	Douglas M. Kratz
Its:	Chairman
/s/ Douglas M. Kratz
Douglas M. Kratz
/s/ Perry B. Hansen
Perry B. Hansen
/s/ Lester Strong
Lester Strong
/s/ Thomas Koss II
Thomas Koss II
/s/ Cynthia Harriss
Cynthia Harriss
/s/ Glen Terry
Glen Terry
/s/ Harice Ogle
Harice Ogle